EXHIBIT 21.1

SUBSIDIARIES OF CASCADIAN THERAPEUTICS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Oncothyreon Canada ULC	Alberta
Biomira Management, Inc.	Delaware
ProlX Pharmaceuticals Corporation	Delaware
0811769 B.C. ULC	British Columbia
Oncothyreon Luxembourg s.a.r.l. Protocell Therapeutics Inc.	Luxembourg Delaware
Cascadian Therapeutics (Australia) Pty Ltd	Australia